MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

July 5, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Newmont Mining Corporation Submits Drill Plan on
Red Canyon Joint Venture

Miranda Gold Corp. is pleased to announce that Newmont Mining Corporation (“Newmont”) has completed one month of exploration field work in preparation for drilling the Red Canyon Joint Venture. Initial work consisted of detailed outcrop mapping, interpretation of previous geophysical surveys, 3-dimensional modeling and a geochemical survey.

As a result of the work performed to date, Newmont has decided to proceed with drilling the project. Newmont is permitting 13 drill sites for the first phase of drilling, which it anticipates commencing in August.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Limited, Barrick Gold Corporation and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.